August 7, 2001

To Whom It May Concern:

     The firm of Kurt D. Saliger, C.P.A., Certified Public
Accountant consents to the inclusion of their report of August 4, 2001 on the Financial Statements of Music Etc.,
Inc. as of June 30, 2001 in any filing that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ Kurt D. Saliger C.P.A.
Kurt D. Saliger
Certified Public Accountant